

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2021

Adam Berk
Chief Executive Officer
Stem Holdings, Inc.
2201 NW Corporate Blvd., Suite 205
Boca Raton, FL 33431

>**Re: Stem Holdings, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Amended March 10, 2021**
>   **File No. 333-251897**

Dear Mr. Berk:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Selling Stockholders, page 51

1.   Your cover page indicates that the 20 million warrants were part of a unit offering that has terminated following the sale of 20 million units. As such, it appears that you are now registering the warrants and the underlying common shares on behalf of selling shareholders who purchased those units. Accordingly, please revise the selling stockholder table to disclose the number of warrants and warrant shares owned by each selling stockholder prior to the offering and the number of warrants and warrant shares to be offered by each selling stockholder in the offering, or advise.

2.   With respect to the shares and warrants to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who have voting and investment control of the shares to be offered for resale by that selling stockholder. Refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations.

<u>Item 15. Recent Sales of Unregistered Securities, page II-1</u>

3.   The information in this section is provided through September 30, 2020. Please update this section accordingly. Refer to Item 701 of Regulation S-K.

Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert L. B. Diener, Esq.